UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 11-K

__________________________________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Years Ended April 30, 2015 and 2014

		Page
	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

	FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED APRIL 30, 2015 AND 2014:

	Statements of Net Assets Available For Benefits as of April 30, 2015 and 2014	4
	Statements of Changes in Net Assets Available For Benefits for the Years Ended April 30, 2015 and 2014	5
	Notes to the Financial Statements	6

	SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500
	Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of APRIL 30, 2015	12
NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

	SIGNATURES	13

	EXHIBIT INDEX
23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the Daktronics, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan as of April 30, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Daktronics, Inc. 401(k) Plan at April 30, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2015, has been subjected to audit procedures performed in conjunction with the audit of Daktronics, Inc. 401(k) Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
October 22, 2015

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2015 AND 2014

	Year Ended
	April 30, 2015	April 30, 2014
ASSETS
Participant directed investments at fair value:
Daktronics, Inc. common stock	$27,460,210	$32,095,288
Mutual funds	63,481,752	54,165,118
Money market mutual fund	791,126	1,468,730
Common collective trust	7,000,046	5,997,372
	98,733,134	93,726,508

Receivables:
Notes receivable from participants	1,621,722	1,565,961
Employer contributions	468,777	431,372
Accrued interest	4,277	3,605
	2,094,776	2,000,938
TOTAL ASSETS	100,827,910	95,727,446

LIABILITIES
Accrued administration expenses	43,670	40,473
Excess contributions payable	7,314	2,142
TOTAL LIABILITIES	50,984	42,615
NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	100,776,926	95,684,831

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(59,739)	(50,935)
NET ASSETS AVAILABLE FOR BENEFITS	$100,717,187	$95,633,896

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED APRIL 30, 2015 AND 2014

	Year Ended
	April 30, 2015	April 30, 2014
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$597,506	$14,567,305
Interest and dividends	1,787,252	1,615,264
	2,384,758	16,182,569
Contributions:
Participants	5,782,700	5,088,508
Employer	1,997,920	1,815,412
	7,780,620	6,903,920
Total additions	10,165,378	23,086,489

Deductions from net assets attributed to:
Benefits paid to participants	5,354,859	4,490,491
Administrative expenses	137,802	133,848
Total deductions	5,492,661	4,624,339
Increase in net assets prior to transfers	4,672,717	18,462,150

Transfers to the Plan (Note 1)	410,574	—
Net increase in net assets available for benefits	5,083,291	18,462,150

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	95,633,896	77,171,746
End of year	100,717,187	95,633,896

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.  DESCRIPTION OF THE PLAN

The following description of the Daktronics, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan providing benefits for substantially all United States based employees of Daktronics, Inc. (the "Plan Sponsor") and subsidiaries (collectively referred to as the “Company”) who have attained 21 years of age and completed applicable service requirements.  The service requirements are three months in the case of salary deferrals and beginning the first quarter after the employee's one year anniversary in the case of employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

The Plan is an employee stock ownership plan under the Internal Revenue Code of 1986 ("the Code").  The employee stock ownership plan provisions are specific to the investments in the Daktronics, Inc. common stock fund.  This provides for, among other things, the right to vote shares of Daktronics, Inc. common stock, the right to elect dividends related to Daktronics, Inc. common stock to be passed through and distributed to participants, and the right to receive certain distributions in the form of Daktronics, Inc. common stock.

Administration:  The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participants' contributions: Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation not to exceed the maximum amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions:  For fiscal 2015 and fiscal 2014, the Company matched 50 percent of the first six percent of the employee’s eligible pay.  Matching contributions, which are non-participant directed, are invested in Daktronics, Inc. common stock and become participant-directed immediately. The Company may make discretionary profit sharing contributions to the accounts of eligible participants as approved by the Company’s Board of Directors. No additional discretionary contributions were made by the Company for the years ended April 30, 2015 and 2014.

Participants' accounts:  Each participant’s account is credited with the participant’s contributions and the Company's matching contributions, and allocations of plan earnings and losses, and is charged with an allocation of administrative expenses.  Allocations of administrative expenses are based on participants' earnings or account balances, as defined in the Plan’s provisions.  The participant is entitled to the benefit provided from the participant's vested account.

Vesting:  Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon.  The remainder of their accounts are vested according to the number of years of continuous service.  Participants’ accounts vest at the rate of 20 percent per year and become fully vested after five years of credited service.  Employees based in the United States hired as a result of an acquisition by the Company or its subsidiaries are generally entitled to an appropriate service credit for the length of employment with their former company for purposes of determining eligibility, vesting and contribution allocations for the Plan.

Payment of benefits:  Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment.  The amount of distribution under the Plan is equal to the participant’s vested account balance.  If the participant has any loan balance at the time of distributions, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS") and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Benefits are recorded when paid.

Investment fund information:  Participants may individually direct employee contributions into various mutual funds, common collective trusts, money market mutual funds and Daktronics, Inc. common stock. Participants may change their investment options daily.

Notes receivable from participants:  Participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of their vested account balance.  Loan transactions are transfers between the investment funds and the participant notes fund.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest are paid ratably no less than biweekly through payroll deductions. Loans are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on participant loans is recorded when it is earned. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess contributions refundable:  At April 30, 2015 and 2014, $7,314 and $2,142, respectively, were recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRS.

Forfeited accounts:  During the years ended April 30, 2015 and 2014, respectively, forfeitures of the non-vested account balances of terminated participants of $13,925 and $26,101 were used to reduce employer contributions.

Administrative expenses:  Administrative expenses, consisting of investment management service fees, legal fees, and audit fees, are paid by the Plan using forfeitures of the Company’s contributions and any remaining balance is netted against investment returns.

Transfers to the Plan: In conjunction with the Company's business acquisition activities, plan assets of the Data Display U.S.A., Inc. 401(k) Plan of $410,574 were merged into the Plan effective December 1, 2014, and transferred into the Plan on December 2, 2014.

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business of Plan Sponsor:  The Company is engaged principally in the design, manufacture and sale of a wide range of electronic display systems and related products which are sold in a variety of markets throughout the world and the rendering of related maintenance and professional services.  The Company’s products are designed primarily to inform and entertain people through the communication of content.

Basis of accounting:  The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments which affect the amounts reported in the financial statements, accompanying notes and supplemental schedule.  Actual results may differ from these estimates.

Investment valuation and income recognition:  The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in common collective trusts, which are valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund.  Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Wells Fargo Stable Return Fund N is a common collective trust fund that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive.  The fair value of the common collective trust is adjusted to contract value, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 946, Financial Services-Investment Companies, and ASC 962, Plan Accounting-Defined Contribution Pension Plans.

As required under ASC 946, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value.  ASC 962 requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statements of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The common collective trust fund is valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value.

Fully benefit-responsive investment contracts are recorded on Form 5500 at fair value whereas, in the Plan’s financial statements, these investments are presented at fair value with an adjustment to contract value.

New Accounting Pronouncements:  In July 2015, the FASB issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which amends ASC 960, Plan Accounting - Defined Benefit Pension Plans, ASC 962, Plan Accounting - Defined Contribution Pension Plans, and ASC 965, Plan Accounting - Health and Welfare Benefit Plans. Part I and Part II of the ASU simplify financial reporting requirements for benefit plans by eliminating or reducing certain investment disclosures. Part III provides an alternative method for measuring investments for plans having fiscal year-ends that do not fall on a month-end date. The new guidance is effective for reporting periods beginning after December 15, 2015 and shall be applied retrospectively for Part I and Part II and prospectively for Part III. The Plan is evaluating the effect the provisions of ASU 2015-12 will have on the Plan's financial statements.

Note 3.  INVESTMENTS

During the years ended April 30, 2015 and 2014, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended
	April 30, 2015	April 30, 2014
Daktronics, Inc.* common stock	$(5,508,948)	$7,289,903
Mutual funds	5,725,367	7,117,473
Common collective trusts*	381,087	159,929
	$597,506	$14,567,305

*Indicates a party-in-interest to the Plan.

Investments that represent five percent or more of the fair value of the Plan’s net assets as of April 30, 2015 and 2014 are as follows:

	Year Ended
	April 30, 2015	April 30, 2014
Investments, at fair value:
Daktronics, Inc.* common stock	$27,460,210	$32,095,288
Euro Pacific Growth Fund	7,873,140	7,611,397
Investment Company of America Fund	9,447,764	8,070,647
MFS Total Return Fund	6,400,713	5,637,183
T Rowe Price Mid-Cap Growth Fund	7,265,782	6,175,666
T Rowe Price Small-Cap Stock	6,809,962	6,516,175
JP Morgan Large Cap Growth	9,351,628	7,765,375

*Indicates a party-in-interest to the Plan.

 The following represents the changes in Daktronics, Inc. common stock during the fiscal years ending April 30, 2015 and 2014:

	Year Ended
	April 30, 2015	April 30, 2014
Contributions	$2,581,822	$2,380,884
Dividends	1,006,874	937,411
Net realized and unrealized appreciation/(depreciation) in fair value	(5,508,948)	7,289,903
Distributions to participants and other transfers	(2,714,826)	(1,969,126)
	$(4,635,078)	$8,639,072

Note 4.  FAIR VALUE MEASUREMENT

ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between the following three levels of inputs which may be utilized when measuring fair value.

Level 1– Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 for the assets or liabilities, either directly or indirectly (for example, quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated input).

Level 3 – Unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities.

The following tables present the Plan’s assets valued at fair value as of April 30, 2015 and 2014 by level within the fair value hierarchy:

	Assets at Fair Value as of April 30, 2015
	Level 1	Level 2	Total
Daktronics, Inc.* common stock	$27,460,210	$—	$27,460,210
Common collective trusts*	—	7,000,046	7,000,046
Mutual funds:
Equity	50,740,792	—	50,740,792
Fixed income	3,856,897	—	3,856,897
Balanced	8,884,063	—	8,884,063
Money market mutual fund*	—	791,126	791,126
	$90,941,962	$7,791,172	$98,733,134

	Assets at Fair Value as of April 30, 2014
	Level 1	Level 2	Total
Daktronics, Inc.* common stock	$32,095,288	$—	$32,095,288
Common collective trusts*	—	5,997,372	5,997,372
Mutual funds:
Equity	42,899,276	—	42,899,276
Fixed income	3,452,811	—	3,452,811
Balanced	7,813,031	—	7,813,031
Money market mutual fund*	—	1,468,730	1,468,730
	$86,260,406	$7,466,102	$93,726,508

*Indicates a party-in-interest to the Plan.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

Daktronics, Inc. common stock:  The fair values are derived from the quoted market prices of the active market on which the individual securities are traded.

Common collective trust:  The common collective trust investments are valued based on the net asset value as determined by using the estimated fair value of the underlying assets held in the fund, as the common collective trust itself is not actively traded on an exchange. The estimated fair value of the collective trust fund is net asset value, exclusive of the adjustment to contract value. The collective trust fund does not have a finite life or unfunded commitments related to this type of investment. The collective trust fund allows for daily liquidity with no additional days' notice required for redemption.

Common collective trust investments include the Wells Fargo Stable Return Fund that invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Mutual funds:  Mutual funds are valued at the closing price reported on the active market on which the individual funds are traded.  The fixed income funds are designed to deliver a high level of interest income by attempting to track the performance of a broad, market-weighted bond index. The balanced funds are funds that invest in both stocks and bonds. These funds are designed to deliver capital appreciation and reasonable amounts of current income, while providing a moderate level of risk to the investor. The domestic stock funds are designed to deliver long-term capital appreciation and income by tracking the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks or investment in a variety of companies’ stock. The international stock funds are designed to provide long-term capital appreciation by investing primarily in the stocks of seasoned companies located outside of the United States that are considered to have above-average growth potential.

Money market mutual fund: The money market mutual fund invests in the Wells Fargo Short Term Investment Fund S. Valuation of these funds' units occurs daily. Unit values are determined by dividing the value of each fund's net assets by the total number of participants' units outstanding on the valuation date. The Short Term Investment Fund seeks to maintain a constant net asset value of $1 per unit; however, there can be no guarantee that this fund will meet this goal.

Note 5. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of April 30, 2015 and 2014:

	April 30, 2015	April 30, 2014
Net assets available for benefits per the financial statements	$100,717,187	$95,633,896
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	59,739	50,935
Deemed loan activity	(5,724)	(5,724)
Net assets available for benefits per Form 5500	$100,771,202	$95,679,107

The following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500 for the year ended April 30, 2015:

April 30, 2015
Increase in net assets prior to transfers per statements of changes in net assets available benefits	$4,672,717
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,804
Deemed loan activity	—
Net income per Form 5500	$4,681,521

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.  In addition, deemed distributions of participant loans are recorded on the Form 5500 upon default by the participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.

Note 6.  PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  The Plan Sponsor has not expressed any intent to terminate the Plan.  If the Plan is terminated, participants will become 100 percent vested in their accounts.

Note 7.  FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 8, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2015, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to the plan year ending April 30, 2012.

Note 8.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  Daktronics, Inc. common stock is included in investment accounts and represents approximately 27.3 percent and 33.6 percent of the net assets available for Plan benefits at April 30, 2015 and 2014, respectively. Fluctuations in the price of Daktronics, Inc. common stock may continue to materially affect the participants’ account balances and the net assets available for Plan benefits as a whole.

Note 9.  PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in mutual funds, common/collective trusts, and a money market security fund that are administered or managed by Wells Fargo Bank, N.A., the Plan’s trustee.  In addition, the Plan allows for loans to participants and investment in the common stock of Daktronics, Inc.  These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.  As of April 30, 2015 and 2014, the Plan owned 2,556,843 and 2,465,352 shares of common stock of Daktronics, Inc., respectively.

Note 10.  SUBSEQUENT EVENTS

Effective May 1, 2015, the Plan was amended to change the participant service requirement for employer matching contributions from one year to three months.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2015

Identity of Issue, Borrower,			Current Value
Lessor, or Similar Party	Shares	Cost
Common Stock:
Daktronics, Inc.* common stock	2,556,843	$23,838,573	$27,460,210
Common Collective Trusts:
Wells Fargo Stable Return Fund*	64,036	3,223,309	3,378,579
Wells Fargo/BlackRock S&P 500 Index Fund*	44,943	3,218,194	3,621,467
		6,441,503	7,000,046
Mutual Funds:
Pimco Total Return Fund	358,115	3,954,708	3,856,897
Euro Pacific Growth Fund	153,502	6,230,851	7,873,140
Investment Company of America Fund	250,670	7,772,585	9,447,764
John Hancock FDS Fund	218,722	3,987,541	4,525,351
MFS Total Return Fund	348,623	5,339,176	6,400,713
T Rowe Price Mid-Cap Growth Fund	90,856	5,458,577	7,265,782
T Rowe Price Small-Cap Stock	152,519	5,330,732	6,809,962
JP Morgan Large Cap Growth	255,230	6,506,215	9,351,628
John Hancock VI	44,607	774,776	850,211
Vanguard Mid Cap Index	8,977	1,274,399	1,425,782
Vanguard Small Cap Index	23,628	1,232,156	1,359,548
Wells Fargo Target Date Funds*	322,196	3,938,491	4,314,974
		$51,800,207	$63,481,752
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*	789,536	791,126	791,126
Notes receivable from participants (with interest rates ranging from 3.25% to 8.25%, maturing through February 2024)		1,621,722	1,621,722
		$84,493,131	$100,354,856
*Indicates a party-in-interest to the Plan.

 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer of Daktronics, Inc.)

October 22, 2015